SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Amendment No.     )1

iShares MSCI South Africa

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

464286780

(CUSIP Number)

November 1, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON President and Fellows of Harvard College
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 376,100 shares
6. SHARED VOTING POWER —
7. SOLE DISPOSITIVE POWER 376,100 shares
8. SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 376,100 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8%[2]
12.	TYPE OF REPORTING PERSON* EP

*SEE INSTRUCTIONS BEFORE FILLING OUT!

[2]	Based on 1,900,000 shares outstanding as set forth on the Issuer’s website as of November 1, 2005.

SCHEDULE 13G

Item 1(a)    Name of Issuer:

iShares MCSI South Africa Index Fund, a series of iShares, Inc.

1(b)    Address of Issuer’s Principal Executive Offices:

iShares, Inc.

c/o SEI Investments Distribution Co.

1 Freedom Valley Drive

Oaks, PA 19456

Item 2(a)    Name of Person Filing:

President and Fellows of Harvard College

2(b)    Address of Principal Business Office or, if none, Residence:

c/o Harvard Management Company, Inc.

600 Atlantic Avenue

Boston, MA 02210

2(c)    Citizenship:

Massachusetts

2(d)    Title of Class of Securities:

Common Stock

2(e)    CUSIP Number:

464286780

Item 3    The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4 Ownership:

4(a)    Amount beneficially owned:

376,100 shares

4(b)    Percent of Class:

19.8%3

4(c)    Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

376,100 shares

[3]	Based on 1,900,000 shares outstanding as set forth on the Issuer’s website as of November 1, 2005

(ii) shared power to vote or to direct the vote:

______________

(iii) sole power to dispose or to direct the disposition of:

376,100 shares

(iv) shared power to dispose or to direct the disposition of:

__________

Harvard previously filed a Schedule 13D with respect to iShares MSCI South Africa Index Fund, a series of iShares, Inc., in lieu of Harvard’s normal filing on Schedule 13G pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934, as amended, as a result of the fact that Harvard’s ownership as a percentage of the outstanding shares of the Fund prior to November 1, 2005 may have been deemed to have the resulting effect of changing or influencing the control of the Fund, notwithstanding that the securities of the Fund acquired and held by Harvard were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Fund.

Item 5    Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding

              Company:

Not Applicable.

Item 8    Identification and Classification of Members of the Group:

Not Applicable.

Item 9    Notice of Dissolution of Group:

Not Applicable.

Item 10    Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary cause of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRESIDENT AND FELLOWS OF HARVARD

COLLEGE

By Harvard Management Company, Inc.

By:            /s/ Daniel V. Kelly

Name: Daniel V. Kelly

Title: Authorized Signatory

November 3, 2005